UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: December, 2019
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On December 12, 2019, trivago N.V. (the “Company”) received the resignation of Mark Okerstrom as member and chairman of the Company’s Supervisory Board. On the same day, the Company’s Supervisory Board approved such resignation, and elected Ariane Gorin, President of Expedia Business Services, to replace Mr. Okerstrom as a member of the Supervisory Board, pending her appointment by the Company's general meeting of shareholders next year. Ms. Gorin will also serve on the Company’s Compensation Committee. Upon her appointment as temporary member of the Supervisory Board, Ms. Gorin will have all powers and responsibilities of a Supervisory Board member, as if she had been appointed by the general meeting of shareholders. On December 12, 2019, the Supervisory Board also appointed Peter Kern as its chairman and appointed Robert Dzielak as chairman of the Company’s Compensation Committee.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: December 13, 2019	By:	/s/ Axel Hefer
Axel Hefer
(Chief Financial Officer)